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CONTACTS:
LORUS THERAPEUTICS INC.                       CANADIAN MEDIA CONTACT:                    US MEDIA CONTACT:

Corporate Communications                      Hugh Mansfield                             Jennifer Taylor
Grace Tse                                     Mansfield Communications Inc.              Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                 Tel:  (416) 599-0024                       Tel:  (212) 370-5045
Email:   ir@lorusthera.com                    Email:  hugh@mcipr.com                     E-mail:  jennifer@mcipr.com
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    THE UNITED STATES FOOD AND DRUG ADMINISTRATION GRANTS ORPHAN DRUG STATUS
                TO LORUS THERAPEUTICS' GTI-2040 IN KIDNEY CANCER

           - U.S. FDA designation enhances drug development program -

TSE:              LOR
OTC BB:           LORFF

TORONTO, CANADA, MARCH 24, 2003 - Lorus Therapeutics Inc. ('Lorus') today announced that the U.S. Food and Drug Administration (FDA) has awarded orphan drug status to GTI-2040, the company's lead anticancer agent for the treatment of advanced kidney (renal cell) cancer. GTI-2040 is currently in a Phase II clinical trial program in major North American cancer centers for the treatment of renal cell cancer.

For Lorus, receiving orphan drug status for GTI-2040 in the treatment of renal cell cancer means that the FDA will help to facilitate the drug's development process by providing financial incentives and granting seven years of market exclusivity in the U.S. (independent of patent protection) upon approval of the drug in the U.S.

Specifically, orphan drug status results in costs savings from a number of tax benefits, the opportunity to obtain additional financial support from the U.S. government for clinical study costs, and exemption from certain fees at the time of submission of GTI-2040 to the FDA for marketing approval. Orphan drug designation typically means that FDA marketing review times are expedited in comparison to other drugs since orphan drug status denotes serious or life-threatening diseases that afflict less than 200,000 patients annually in the U.S.
                                     (more)

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"The commitment of the U.S FDA is important to companies like Lorus, whose business strategy includes advancing new treatments in clinical development for debilitating diseases like kidney cancer," said Dr. Jim Wright, CEO, Lorus. "This support helps Lorus optimize the commercial potential of GTI-2040 in this cancer indication, and enhances our continuing track-record of success as an innovative cancer research and drug development company."

In partnership with the United States National Cancer Institute's Cancer Therapy Evaluation Program (CTEP) under a clinical trials agreement, Lorus and CTEP are expanding the Phase II clinical development of GTI-2040 to include additional clinical trials for the treatment of other cancer types.

Renal cell carcinoma is the most common type of kidney cancer with more than 34,000 cases diagnosed annually in North America. The majority of patients are over the age of 40. More than 10,000 patients die annually from this disease in the U.S., and 100,000 worldwide. The age-adjusted world incidence in renal cell carcinoma has been increasing steadily at an annual rate of approximately two per cent. In advanced metastatic renal cell carcinoma patients, the five-year survival rate is approximately 10 per cent. Current treatments include interferon, interluekin-2 (IL-2), and Proleukin, the only approved drug for the treatment of renal cell carcinoma. The use of these agents is limited due to serious toxicities in many patients. There is a clear need for drugs with lower toxicities to treat patients with this difficult disease. In this regard, GTI-2040 has shown a high safety profile in preclinical and clinical studies.


About Lorus
Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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